SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          HONEYWELL INTERNATIONAL INC.
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 per Share
                         (Title of Class of Securities)

                                    438516106
                                    ---------
                                 (CUSIP Number)

                             Robert E. Healing, Esq.
                            General Electric Company
                              3135 Easton Turnpike
                        Fairfield, Connecticut 06431-0001
                            Telephone: (202) 373-2243
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 22, 2000
             (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 438516106

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                     General Electric Company
         -----------------------------------------------------------------------
                     I.R.S. Identification No. 14-0689340
         -----------------------------------------------------------------------
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(2)      Check the Appropriate Box if a Member of Group (See Instructions)
         (a) [ ]
            --------------------------------------------------------------------
         (b) [ ]
            --------------------------------------------------------------------
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(3)      SEC Use Only
                     -----------------------------------------------------------
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(4)      Sources of Funds (See Instructions)            WC
                                            ------------------------------------
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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).
         [ ]
         -----------------------------------------------------------------------
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(6)      Citizenship or Place of Organization   New York
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                       (7)  Sole Voting Power           160,782,804(1)(2)
Number of Shares       ---------------------------------------------------------
Beneficially           (8)  Shared Voting Power             None
Owned by Each          ---------------------------------------------------------
Reporting Person       (9)  Sole Dispositive Power      160,782,804
With                   ---------------------------------------------------------
                       (10)  Shared Dispositive Power       None
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        160,782,804(1)(2)
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(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions) [ ]
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(13)     Percent of Class Represented by Amount in Row (11)
                                                              16.8%(3)
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(14)       Type of Reporting Person (See Instructions)        CO
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                                       2

              1 The shares of common stock of Honeywell International Inc. (the "Issuer") covered by this report are (i) beneficially owned by a subsidiary of General Electric Company ("General Electric") or (ii) are purchasable by General Electric upon exercise of an option (the "Option") granted to General Electric pursuant to the Stock Option Agreement dated as of October 22, 2000 between Issuer and General Electric (the "Stock Option Agreement") and described in Item 4 of this report. Prior to the exercise of the Option, General Electric is not entitled to any rights as a stockholder of the Issuer as to the shares covered by the Option. The number of shares of common stock of the Issuer purchasable by General Electric under the Option, which is initially set to equal 158,746,379 shares, will be adjusted if necessary so that the number of shares purchasable by General Electric upon exercise of the Option is equal to 19.9% of the total outstanding shares of common stock of the Issuer immediately prior to the time of such exercise. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such exercise, General Electric expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by General Electric upon exercise of the Option.

              The number of shares indicated represents approximately 19.9% of the total outstanding shares of common stock of the Issuer as of September 30, 2000, excluding shares issuable upon exercise of the Option, as represented by the Issuer in the Agreement and Plan of Merger dated as of October 22, 2000 between the Issuer and General Electric.

              2 Includes 2,036,425 shares of common stock of the Issuer held by wholly-owned subsidiaries of General Electric.

              3 Calculated assuming the issuance by the Issuer of 158,746,379 shares of common stock of the Issuer upon exercise of the Option as described herein.

Item 1.  Security and Issuer

         This Schedule 13D relates to the common stock, par value $1.00 per share (the "Common Stock," an individual share of which is a "Share"), of Honeywell International Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 101 Columbia Road, Morristown, New Jersey 07962-2497.


Item 2.  Identity and Background

         This Schedule 13D is filed by General Electric Company, a New York corporation ("General Electric"). General Electric is one of the largest and most diversified industrial corporations in the world. General Electric has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since its incorporation in 1892. Over the years, General Electric has developed or acquired new technologies and services that have broadened considerably the scope of its activities. General Electric's products include major appliances; lighting products; industrial automation products; medical diagnostic imaging equipment; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; and engineered materials, such as plastics, silicones and superabrasive industrial diamonds. General Electric's services include product services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and computer-related information services. Through its affiliate, the National Broadcasting Company, Inc., General Electric delivers network television services, operates television stations, and provides cable programming and distribution services. Through another affiliate, General Electric Capital Services, Inc., General Electric offers a broad array of financial and other services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, specialty insurance and reinsurance, and satellite communications.

         General Electric operates in more than 100 countries around the world, including 280 manufacturing plants in 26 different nations. General Electric's principal executive offices are located at 3135 Easton Turnpike, Fairfield, CT 06431 (telephone (203) 373-2211).

         General Electric has not and, to the best of General Electric's knowledge, none of its executive officers or directors has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director of General Electric is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference in its entirety. All such persons are citizens of the United States unless otherwise noted in Schedule A.


Item 3.  Source and Amount of Funds or Other Consideration

         This Statement relates to an option granted to General Electric by the Issuer to purchase shares of Common Stock from the Issuer as described in Item 4 below (the "Option"). The Option entitles General Electric to purchase up to 158,746,379 Shares (the "Option Shares") under the circumstances specified in the Stock Option Agreement dated as of October 22, 2000 between General Electric and the Issuer (the "Stock Option Agreement") and as described in Item 4 below for a purchase price of $55.12375 per Share (the "Purchase Price"). The number of Option Shares will be adjusted if necessary so that the number of Shares purchasable by General Electric upon exercise of the Option is equal to 19.9% of the total outstanding Shares of common stock of the Issuer immediately prior to the time of such exercise.

         The Option was granted by the Issuer as an inducement to General Electric to enter into the Agreement and Plan of Merger dated as of October 22, 2000 between General Electric and the Issuer (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of the Issuer and various regulatory agencies), a subsidiary of General Electric will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation, and each issued and outstanding Share, generally, other than those Shares owned by General Electric or the Issuer, will be converted into the right to receive 1.055 shares of common stock, par value $0.06 per share, of General Electric. If the Merger is consummated in accordance with the terms of the Merger Agreement, the Option will not be exercised. No monetary consideration was paid by General Electric to the Issuer for the Option.

         If General Electric elects to exercise the Option, it currently anticipates that the funds needed to pay the Purchase Price will be generated by available working capital.


Item 4.  Purpose of Transaction

         As stated above, the Option was granted to General Electric in connection with the execution of the Merger Agreement. General Electric entered into the Stock Option Agreement in order to help ensure the closing of the Merger Agreement. General Electric currently anticipates that it will acquire all of the outstanding common stock of the Issuer upon consummation of the Merger.

         The Option shall become exercisable upon the occurrence of certain events set forth in Section 3 of the Stock Option Agreement, none of which has occurred at the time of this filing.

         General Electric has the right to cause the Issuer to prepare and file up to two registration statements under the Securities Act of 1933, as amended, in order to permit the sale by General Electric of any Option Shares purchased under the Option.

         The descriptions herein of the Stock Option Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 99(a) and 99(b), respectively, to this
Schedule 13D, and which are specifically incorporated herein by reference in their entirety.

         General Electric currently intends to acquire all of the common stock of the Issuer upon the consummation of the Merger. Other than as described above, General Electric has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although General Electric reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

         As a result of the issuance of the Option, General Electric may be deemed to be the beneficial owner of 160,782,804 Shares, which would represent approximately 16.8% of the Shares outstanding after exercise of the Option (based on the number of Shares outstanding on September 30, 2000, as set forth in the Merger Agreement). General Electric will have sole voting and dispositive power with respect to such Shares.

         The Option Shares described herein are subject to the Option, which is not currently exercisable. Nothing herein shall be deemed to be an admission by General Electric as to the beneficial ownership of any Shares, and, prior to exercise of the Option, General Electric disclaims beneficial ownership of all Option Shares.

         Except as described herein, or in Schedule B hereto, neither General Electric nor, to the best of General Electric's knowledge, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except for the Merger Agreement and the Stock Option Agreement, and except as described in the preceding paragraph, none of the persons named in
Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

         Exhibit  Description

         99(a) Stock Option Agreement dated as of October 22, 2000 between Honeywell International Inc., as Issuer, and General Electric Company, as Grantee (incorporated by reference to Exhibit 2.7 to the Current Report on Form 8-K of Honeywell International Inc. dated October 25, 2000).

         99(b) Agreement and Plan of Merger dated as of October 22, 2000 between Honeywell International Inc. and General Electric Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Honeywell International Inc. dated October 25, 2000).

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.



November 1, 2000                             GENERAL ELECTRIC COMPANY.



                                             By:    /s/ Robert E. Healing
                                                --------------------------------
                                                Name:   Robert E. Healing
                                                Title:  Corporate Counsel

                                   SCHEDULE A


                            GENERAL ELECTRIC COMPANY

                                    DIRECTORS

                       PRESENT                                  PRESENT
NAME                   BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
----                   ----------------                         --------------------
J.I.Cash, Jr.          Harvard Business School                  Professor of Business
                       Morgan Hall                              Administration-Graduate
                       Soldiers Field Road                      School of Business
                       Boston, MA 02163                         Administration, Harvard
                                                                University

S.S. Cathcart          222 Wisconsin Avenue                     Retired Chairman,
                       Suite 103                                Illinois Tool Works
                       Lake Forest, IL 60045

D.D. Dammerman         General Electric Company                 Vice Chairman of the Board and
                       3135 Easton Turnpike                     Executive Officer, General
                       Fairfield, CT 06431                      Electric Company; Chairman,
                                                                General Electric Capital
                                                                Services, Inc.

P. Fresco              Fiat SpA                                 Chairman of the Board,
                       via Nizza 250                            Fiat SpA
                       10126 Torino, Italy

A. M. Fudge            Kraft Foods, Inc.                        Executive Vice President,
                       555 South Broadway                       Kraft Foods, Inc.
                       Tarrytown, NY  10591

C.X. Gonzalez          Kimberly-Clark de Mexico,                Chairman of the Board
                         S.A. de C.V.                           and Chief Executive Officer,
                       Jose Luis Lagrange 103,                  Kimberly-Clark de Mexico,
                       Tercero Piso                             S.A. de C.V.
                       Colonia Los Morales
                       Mexico, D.F. 11510, Mexico

A. Jung                Avon Products, Inc.                      President and Chief
                       1345 Avenue of the Americas              Executive Officer,
                       New York, NY  10105                      Avon Products, Inc.

K.G. Langone           Invemed Associates, Inc.                 Chairman, President and Chief
                       375 Park Avenue                          Executive Officer,
                       New York, NY  10152                      Invemed Associates, Inc.

Scott G. McNealy       Sun Microsystems, Inc.                   Chairman, President and Chief
                       901 San Antonio Road                     Executive Officer,
                       Palo Alto, CA 94303-4900                 Sun Microsystems, Inc.

                       PRESENT                                  PRESENT
NAME                   BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
----                   ----------------                         --------------------
G.G. Michelson         Federated Department Stores              Former Member of the
                       151 West 34th Street                     Board of Directors,
                       New York, NY 10001                       Federated Department
                                                                Stores

S. Nunn                King & Spalding                          Partner, King & Spalding
                       191 Peachtree Street, N.E.
                       Atlanta, Georgia 30303

R.S. Penske            Penske Corporation                       Chairman of the Board
                       13400 Outer Drive, West                  and President, Penske
                       Detroit, MI 48239-4001                   Corporation

F.H.T. Rhodes          Cornell University                       President Emeritus,
                       3104 Snee Building                       Cornell University
                       Ithaca, NY 14853

A.C. Sigler            Champion International                   Retired Chairman of the
                         Corporation                            Board and CEO
                       1 Champion Plaza                         and former Director,
                       Stamford, CT 06921                       Champion International
                                                                Corporation

D.A. Warner III        J. P. Morgan & Co., Inc.                 Chairman of the Board,
                       & Morgan Guaranty Trust Co.              President, and Chief
                       60 Wall Street                           Executive Officer,
                       New York, NY 10260                       J.P. Morgan & Co.
                                                                Incorporated and Morgan
                                                                Guaranty Trust Company

J.F. Welch, Jr.        General Electric Company                 Chairman of the Board
                       3135 Easton Turnpike                     and Chief Executive
                       Fairfield, CT 06431                      Officer, General Electric
                                                                Company

R. C. Wright           National Broadcasting Company, Inc.      Vice Chairman of the Board and
                       30 Rockefeller Plaza                     Executive Officer, General
                       New York, NY  10112                      Electric Company; President
                                                                and Chief Executive Officer,
                                                                National Broadcasting Company, Inc.

                                   Citizenship

                       P. Fresco                     Italy
                       C. X. Gonzalez                Mexico
                       Andrea Jung                   Canada
                       All Others                    U.S.A.

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS


                       PRESENT                                  PRESENT
NAME                   BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
----                   ----------------                         --------------------
J.F. Welch, Jr.        General Electric Company                 Chairman of the Board and
                       3135 Easton Turnpike                     Chief Executive Officer
                       Fairfield, CT 06431

P.D. Ameen             General Electric Company                 Vice President and Comptroller
                       3135 Easton Turnpike
                       Fairfield, CT 06431

F.S. Blake             General Electric Company                 Senior Vice President - Corporate
                       3135 Easton Turnpike                     Business Development
                       Fairfield, CT 06431

J.R. Bunt              General Electric Company                 Vice President and Treasurer
                       3135 Easton Turnpike
                       Fairfield, CT 06431

W.J. Conaty            General Electric Company                 Senior Vice President -
                       3135 Easton Turnpike                     Human Resources
                       Fairfield, CT 06431

D.D. Dammerman         General Electric Company                 Vice Chairman of the Board and
                       3135 Easton Turnpike                     Executive Officer, General
                       Fairfield, CT 06431                      Electric Company; Chairman,
                                                                General Electric Capital
                                                                Services, Inc.

Scott C. Donnelly      General Electric Company                 Senior Vice President -
                       P. O. Box 8                              Corporate Research
                       Schenectady, NY 12301                    and Development

Matthew J. Espe        General Electric Company                 Senior Vice President -
                       Nela Park                                GE Lighting
                       Cleveland, OH 44112

B.W. Heineman, Jr.     General Electric Company                 Senior Vice President -
                       3135 Easton Turnpike                     General Counsel and Secretary
                       Fairfield, CT 06431

J.R. Immelt            General Electric Company                 Senior Vice President -
                       P.O. Box 414                             GE Medical Systems
                       Milwaukee, WI 53201


                       PRESENT                                  PRESENT
NAME                   BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
----                   ----------------                         --------------------
L. R. Johnston         General Electric Company                 Senior Vice President -
                       Appliance Park                           GE Appliances
                       Louisville, KY 40225

J. Krenicki, Jr.       General Electric Company                 Vice President -
                       2901 East Lake Road                      GE Transportation Systems
                       Erie, PA  16531

W.J. McNerney, Jr.     General Electric Company                 Senior Vice President -
                       1 Neumann Way                            GE Aircraft Engines
                       Cincinnati, OH  05215

R.L. Nardelli          General Electric Company                 Senior Vice President -
                       1 River Road                             GE Power Systems
                       Schenectady, NY 12345

R.W. Nelson            General Electric Company                 Vice President -
                       3135 Easton Turnpike                     Corporate Financial Planning
                       Fairfield, CT 06431                      and Analysis

G.M. Reiner            General Electric Company                 Senior Vice President -
                       3135 Easton Turnpike                     Chief Information Officer
                       Fairfield, CT 06431

J.G. Rice              General Electric Company                 Vice President -
                       1 River Road                             GE Power Systems
                       Schenectady, NY 12345

G.L. Rogers            General Electric Company                 Senior Vice President -
                       1 Plastics Avenue                        GE Plastics
                       Pittsfield, MA 01201

K.S. Sherin            General Electric Company                 Senior Vice President - Finance
                       3135 Easton Turnpike                     and Chief Financial Officer
                       Fairfield, CT 06431

L.G. Trotter           General Electric Company                 Senior Vice President -
                       41 Woodford Avenue                       GE Industrial Systems
                       Plainville, CT 06062

R. C. Wright           National Broadcasting Company, Inc.      Vice Chairman of the Board and
                       30 Rockefeller Plaza                     Executive Officer, General
                       New York, NY  10112                      Electric Company; President
                                                                and Chief Executive Officer,
                                                                National Broadcasting Company, Inc.

                      Citizenship of All Executive Officers

                                     U.S.A.

                                   SCHEDULE B
                        BENEFICIAL OWNERSHIP OF SHARES OF
                          HONEYWELL INTERNATIONAL INC.



1. Francis S. Blake, a Senior Vice President - Corporate Business Development of General Electric, owns 75 shares of Honeywell common stock. These shares were purchased more than 60 days prior to November 1, 2000, the date of the filing of the Schedule 13D to which this Schedule B is attached.

2. Ann M. Fudge, a director of General Electric, owns 6000 shares of Honeywell restricted common stock. Ms Fudge holds options to purchase 14,000 shares of Honeywell common stock, of which 12,200 are currently exercisable. The options that are not currently exercisable will become exercisable in connection with the consummation of the merger agreement. All of these shares and options were purchased by or awarded to Ms. Fudge more than 60 days prior to November 1, 2000, the date of the filing of the Schedule 13D to which this Schedule B is attached.

3. Andrew C. Sigler, a director of General Electric, owns 6000 shares of Honeywell common stock. All of these shares were purchased by Mr. Sigler more than 60 days prior to November 1, 2000, the date of the filing of the
     Schedule 13D to which this Schedule B is attached. On September 28, 2000, Mr. Sigler sold 3,000 shares of Honeywell common stock at the prevailing market price.

4. John F. Welch, Jr., a director and the Chairman of the Board and Chief Executive Officer of General Electric, owns 19,900 shares of Honeywell common stock. All of these shares were purchased by Mr. Welch more than 60 days prior to November 1, 2000, the date of the filing of the Schedule 13D to which this Schedule B is attached.